June 15, 2005



Mr. Howard M. Crosby
President
Cadence Resources Corporation
6 East Rose Street
Walla Walla, Washington 99362


	Re:	Cadence Resources Corporation
		Registration Statement on Form S-4
Filed May 13, 2005
      File No. 333-124904


Dear Mr. Crosby:

      We have limited our review of your filing to those issues we have addressed in our comments list below, and in our letter dated June 10, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4 Filed on May 13, 2005

Engineering Comments

Risk Factors, page 5

1. You state that you and Aurora entered into the Agreement and Plan of Merger based, in part, on an assessment of recoverable reserves.
However, we are unable to find any such discussion under "Approval of the Merger." Either this disclosure or expand the discussion under
"Approval of the Merger" to address the consideration given by Cadence to "recoverable reserves" and to explain what you mean by that term which is not defined under Rule 4-10 of Regulation S-X.

Aurora`s Business, page 65

Oil and Natural Gas Operations, page 66

2. Under Rule 4-10(a) of Regulation S-X only proved reserves may be disclosed in a SEC filing. Therefore, please remove the following reserves disclosure:

* the gas-in-place of 11 BCFG per square mile in the New Albany
Shale
on page 70;

* 1.2 BCF of gas or more per square mile in the Crossroads
Projects on
page 74;

* the referenced oil reserves in the Beregsai Reef field on page
75;

Aurora Gas Reserves, page 77

3. Please disclose that over 86% of Aurora`s proved reserves are classified either as proved developed non-producing or proved undeveloped. This should also be placed prominently in the front of the document, such as the risk factor section, to inform investors of the nature of Aurora`s proved reserves.

Aurora Production Information, page 78

4. In 2004 Aurora produced an average of 414 MCF per day of gas from
40.5 net gas wells for an average of 10 MCFD per well. Explain to us how the development of reserves is economic at these rates of production.

5. Tell us what Aurora`s monthly net gas production rate has been in each month in 2005 and from how many wells.


Aurora Energy, Supplemental Oil and Gas Information, page F-31

Oil and Natural Gas Reserves and Related Financial Data, page F-31

6. We note that during the last two years you had no revisions of previous reserve estimates. Tell us the reason for this.

Standardized Measure of Discounted Future Net Cash Flows, page F-
32

7. Tell us how you arrived at the future production costs that you utilized in your Standardized Measure calculation given your historical production costs.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Yong Choi, Staff Accountant at (202) 551-3758 or
April
Sifford, Branch Chief at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer at (202) 551-3703
with questions about engineering matters.   Please contact me at
(202)
551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director



cc: 	Henry I. Rothman, Esq.
	Iris K. Linder, Esq.




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Mr. Howard M. Crosby
Cadence Resources Corporation
June 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05